

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

<u>Via E-mail</u>
Paul C. Reilly
Chief Executive Officer
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

    Re: **Raymond James Financial, Inc.**
          Form 10-K for the year ended September 30, 2011
          Filed November 23, 2011
          Form 10-Q for the quarter ended December 31, 2011
          Filed February 8, 2012
          Form 8-K Filed on April 3, 2012
          File No. 001-9109

Dear Mr. Reilly:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended September 30, 2011
Risk Factors, page 14
We are affected by difficult conditions in the global financial markets and economic and political conditions generally. page 15

1. Please expand the discussion of the potential effects of a U.S. credit rating downgrade to more specifically discuss the types of effects you may experience on your business, financial condition and liquidity.

Our business and financial condition could be adversely affected by new regulations to which we expect to become subject as a result of becoming a financial holding company. page 24

2. Please identify the activities that may be deemed impermissible now that you have become a bank holding company and financial holding company. Additionally, expand your discussion to discuss the material effects of being subject to the risk-based and leverage capital requirements and information reporting requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 30

3. Please discuss the significance of converting to a bank holding company and financial holding company. The discussion should address your reasons for converting, regulatory changes and other changes that may have a material effect on your operations.

Liquidity and capital resources, page 52

4. We note your discussion regarding the drivers of operating cash flows in the current year. In future filings please expand this disclosure to provide a discussion of why these amounts have fluctuated so significantly during the periods reported. For example, we note that the net change in "Assets segregated pursuant to regulations and other segregated assets" changed materially during the periods presented in your statement of cash flows on page 80. Similarly, we also note that the line item "Brokerage client payables and other accounts payable" varied materially during the periods presented.

Sources of liquidity, page 52

5. Based on your disclosure on page 52, it appears that only $474 million of your $2.4 billion in cash and cash equivalents at September 30, 2011 is available for liquidity

purposes. Please revise your discussion in future filings to show how you determine the amount of available cash and cash equivalents and discuss the existence and nature of any restrictions on such amounts. Please also discuss whether any of your liquid assets are pledged as collateral and the impact that has, if any, on your ability to access liquidity.

Borrowing and financing arrangements, page 53

6. We note your tabular disclosure of your domestic financing arrangements with third-party lenders. Please revise your future filings to also disclose the amounts drawn on these financing arrangements as of the balance sheet date. Please also provide a discussion of any circumstances under which you would not be able to draw down on these credit facilities.

7. Please revise your future filings to disclose the impact of a ratings downgrade on your ability to access liquidity. Discuss any additional collateral requirements or any other material impact a ratings downgrade would have on your business.

8. In future filings, please revise your tabular disclosure on page 54 to also disclose the maximum month end balances of your repurchase agreements.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk, page 65
Interest Rate Risk, page 65

9. We note that you use historical simulation to calculate VaR using twelve months of historical data. Please revise your future filings to explain why you chose this historical period, the effect that the historical period has on your current VaR numbers and the ramifications if the market suddenly become more volatile, and the back testing procedures performed to validate your model.

Credit risk, page 68

10. We note your disclosure that the current period's provision for loan losses includes $2 million and $8 million as a result of the impact of the banking regulators annual SNC exam. Please revise your disclosure in future filings to discuss any actions you take between exams to estimate loan losses associated with this portfolio.

Loan underwriting policies, page 71
Residential and consumer loan portfolio, page 71

11. Please tell us and revise your future filings, if material, to disclose the percentage of the portfolio that comprises primary residences for your owner-occupied loans and the percentage that comprises secondary residences.

12. Please tell us whether you have any potential problem loans not included in your nonperforming loan disclosures and if so, please revise your future filings to disclose the balance of these loans.

Risk Monitoring Process, page 72
Residential mortgage and consumer loans, page 72

13. We note your disclosure that you track and review many factors to monitor credit risk in RJ Bank's residential mortgage loan portfolio. In future filings, please revise your disclosure to describe how these factors are incorporated into your allowance for loan losses. For example, you state here that one of the factors you consider is geographic concentrations. Please clarify if this means that you segregate your portfolio by geography for the purposes of applying loss rates to the portfolio or whether you include this in your qualitative assessment. If the latter is true, and for any other factor discussed here that is a part of your qualitative assessment, please describe how your consideration of these factors impacted your historical loss rates.

14. We note that your presentation of your geographic concentrations on page 73 and your presentation of industry concentrations on page 74 are determined based on total assets. Given that these measures appear to represent the concentration risk in the loan portfolio, please tell us why you believe this presentation is more meaningful to investors than determining concentration percentages based on only the loan portfolio. Please also tell us whether presenting these concentration percentages based on the loan portfolio would have a material impact on your disclosures.

15. Your measures of geographic and industry concentrations presented on pages 73 and 74, respectively are based on adjusted assets, which you have identified as a non-GAAP measure. Please revise your future filings to comply with all of the disclosure requirements included in Item 10(e) of Regulation S-K, including the requirement to provide clear reconciliation from the GAAP amounts to the non-GAAP amounts. A tabular presentation may be helpful.

16. We note that your residential loans include interest only loans and that payments may increase significantly when the interest-only period ends and the loan begins to amortize. Please revise your future filings to disclose the balance of loans that are already amortizing and for the remainder, disclose the weighted average number of years until they begin amortizing. If this varies significantly by vintage, please disclose a weighted average for each vintage.

17. In future filings, please revise your disclosure at the bottom of page 73 to include refreshed/updated LTVs/FICO scores as of the end of the reporting period.

Item 8. Financial Statements and Supplementary Information, page 76
Notes to Consolidated Financial Statements, page 81
Note 1 – Summary of Significant Accounting Policies, page 81
Brokerage client receivables, loans to financial advisors and allowance for doubtful accounts, page 87

18. Please revise your future filings to provide the following disclosure related to loans to financial advisors;
    - Separately present the amounts of related party transactions on the face of the Consolidated Statements of Financial Condition pursuant to ASC 850-10-50-2, which indicates that notes or accounts receivable due from officers, employees, or affiliated companies must be shown separately and not included under a general heading such as notes receivable or accounts receivable.
    - Please tell us the repayment terms of these loans and how these repayments are accounted for. For example, tell us whether amounts receivable are waived if the financial advisors meet certain productivity or other performance targets and how you record the amounts waived in your financial statements.

Note 7 – Bank Loans, Net, page 110

19. We note your disclosure of the balance of loans by credit quality indicator, which is grouped by loan classifications. We also note your disclosure on page 72 that lists various factors you track and review to monitor credit risk in RJ Bank's residential mortgage loan portfolio, your disclosure on page 44 that they use updated LTVs as a secondary stratification of the performing residential mortgage loan portfolio, and your disclosure on page 69 that higher reserve percentages were applied to higher LTV loans. Therefore, it appears that you have more than one credit quality indicator. Please revise your disclosure in future filings to present these additional credit quality indicators. Refer to ASU 310-10-50-29.

20. We note your disclosure of the amount of interest income recognized on non-performing loans as well as the interest that would have been recorded if these loans had been performing according to their contractual terms. ASU 310-10-50-15(c) requires this disclosure for your impaired loans as well. Please revise your future filings to provide these disclosures for your impaired loans or provide a statement that the amounts are the same for both your non-performing and impaired loans.

21. In future filings, please provide the following information related to your troubled debt restructurings:

- Disclose by portfolio segment how your loan modifications are factored into the allowance for loan losses. Refer to ASU 310-10-50-33(b).
- Disclose by portfolio segment how redefaults are factored into the allowance for loan losses. Refer to ASU 310-10-50-34.

Schedule 14A
Compensation Discussion and Analysis, page 17

22. To the extent that performance objectives and goals were quantified, you should expand your discussion to provide a quantified description of the goal and the level of achievement. Additionally, please explain how the level of achievement was used to determine the size of each Named Executive Officer's bonus. If you believe quantified disclosure of the objectives and goals could result in competitive harm, please provide us with an analysis supporting your belief.

Base Salary and Annual Bonus

23. Your disclosure indicates that in making salary recommendations to the Committee for the other named executive officers, your Chief Executive Officer deviated in one instance from the historical practice of recommending increases that are approximately in line with increases awarded to your overall employee population. Please describe the instance in which his recommendation did not adhere to historical practice.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Part I. Financial Information, page 3
Item 1. Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 7
Note 5 – Available for Sale Securities, page 15

24. We note that you have a significant amount of non-agency CMOs that have been in an unrealized loss position for greater than 12 months for both periods presented and that this trend continues into your quarterly period ended December 31, 2011. We further note that the unrealized losses on these securities are 38%, 33% and 25% of the estimated fair value at December 31, 2011, September 30, 2010 and September 30, 2009, respectively. In future filings, please expand your disclosure to provide a more robust discussion of the factors considered when concluding that no additional other than temporary impairment should be recorded. For example, your disclosure discusses the number of securities that are below investment grade but does not give any indication of how far below investment grade these securities are. Similarly, your disclosure indicates that your non-agency CMOs have various amounts of credit

enhancement but does not give a description of the various credit enhancements and the extent to which you consider these enhancements in your analysis of whether these securities are other than temporarily impaired.

<u>Form 8-K Filed April 3, 2012</u>

25. You omitted the exhibits and schedules to the credit agreement filed as Exhibit 10.22 to the Form 8-K. Please amend the Form 8-K and refile the credit agreement in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact at Rebekah Lindsey at (202) 551-3303 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/Suzanne Hayes
Suzanne Hayes
Assistant Director